MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

03 DEC 30 7:21

22 December 2003

03045445

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 19 December 2003, the Company filed with the London Stock Exchange an announcement regarding the completion of the sale of Auto Europe.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-031222

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU
ATOL 1179 ABTA V6896 Registered in England

19 December 2003

MyTravel Group plc
MyTravel Completes Sale of Auto Europe

MyTravel Group plc announces the completion of the sale of Auto Europe, which was approved by shareholders on 17 November 2003, for US$85 million (£50.9 million) in cash to Soros Private Equity Investors LP.

The sale was completed in accordance with the terms previously announced, subject to certain amendments agreed between MyTravel and Soros. These amendments, which principally relate to MyTravel's agreement to reimburse certain increased costs incurred by the purchaser in connection with completion, reduced the cash consideration received by MyTravel at completion by US$0.5 million (£0.3 million) and the aggregate net proceeds from the transaction by US$2.5 million (£1.5 million).

Exchange Rate US$1.67 = £1

ENDS

Enquiries:

Brunswick
Roderick Cameron 07974 982400